August 1, 2025

Robert Nistico
Chief Executive Officer
Splash Beverage Group, Inc.
1314 East Las Olas Blvd, Suite 221
Fort Lauderdale, Florida 33301

       Re: Splash Beverage Group, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed on June 13, 2025
           File No. 001-40471
Dear Robert Nistico:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Darrin Ocasio